Exhibit 4.41

Execution Version

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT is made and entered into as of July 16, 2018 (the “Effective Date”) by and among:

(1)         Alibaba Investment Limited, a company incorporated under the laws of the British Virgin Islands (the “Purchaser 1”);

(2)         New Retail Strategic Opportunities Fund, L.P., a limited partnership established under the laws of the Cayman Islands (the “Purchaser 2”); and

(3)         Giovanna Investment Cayman Limited, a company incorporated under the laws of the Cayman Islands (“Seller”) and Giovanna Investment Hong Kong Limited, a company incorporated under the laws of Hong Kong (“Sale Company”).

Purchaser 1 and Purchaser 2 are hereinafter collectively referred to as the “Purchasers”, and each referred to as a “Purchaser”. The Purchasers, Seller, and Sale Company are hereinafter collectively referred to as the “Parties” and each a “Party”.

WHEREAS:

A.                                    Sale Company holds certain Ordinary Shares in Focus Media Information Technology Co., Ltd., a public company established under the laws of the PRC whose shares are listed on the Shenzhen Stock Exchange with stock code 002027 (the “Portfolio Company”);

B.                                    The Purchasers have agreed to purchase from Seller, and Seller has agreed to sell to the Purchasers, pursuant to the terms and conditions hereof, the Sale Shares (as defined below);

C.                                    The Parties are entering into this Agreement to set forth the terms and conditions agreed between them in respect of the aforesaid transaction.

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions and understandings set forth in this Agreement, and for other good and valuable consideration, the sufficiency of which is acknowledged by the Parties, the Parties with the intent to be legally bound hereby covenant and agree as follows:

1.                                      DEFINITIONS

1.1                               Definitions. In addition to the terms defined in the recitals of and the text of this Agreement, the following terms used in this Agreement shall have the meanings ascribed to them in Schedule A attached hereto.

2.                                      PURCHASE AND SALE OF THE SALE SHARES

Purchase and Sale. Subject to the terms and conditions set forth herein, Seller agrees to sell to each Purchaser, and each Purchaser agrees to purchase from Seller, such Purchaser’s Pro-rata Share of the Sale Shares for such Purchaser’s Pro-rata Share of the Purchase Price, in each case as set forth in Schedule B.

3.                                      CLOSING

3.1                               Closing Date. The Closing shall, subject to the satisfaction or waiver of the Conditions and subject to Section 4.5, take place at the office of Fangda Partners at 26/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong, on August 15, 2018, or such other date as the Parties may mutually agree in writing (the “Closing Date”).

3.2                               Closing Date Payments; Purchasers and Seller’s Closing Date Deliverables.

3.2.1                     On the Closing Date, each Purchaser shall pay, or procure the payment of, its Pro-rata Share of the Purchase Price (and, if applicable, less its Pro-rata Share of stamp duty determined in accordance with Section 7.7.4), to the Seller by wire transfer of immediately available USD funds to an account designated by Seller, which shall be notified to the Purchasers in writing by no later than 5 Business Days prior to the Closing Date (“Seller’s Account”). Notwithstanding the foregoing, the Parties agree that upon the Purchasers providing evidence that they have given irrevocable bank payment instructions to the Seller’s Account for the payment of the Purchase Price (the “Wiring Instructions”), the Seller shall be obliged to perform its respective obligations at Closing (for the avoidance of doubt, actual receipt of the Purchase Price shall be necessary for the effectiveness of the Closing).

3.2.2                     On the Closing Date, and subject to its receipt of copies of the Wiring Instructions in respect of its Purchase Price, (i) Seller shall deliver, or cause to be delivered, or make available, to the Purchasers each of the items listed in Part I of Schedule G, and (ii) each Purchaser shall deliver, or cause to be delivered, or make available, to Seller each of the items listed in Part II of Schedule G.

3.2.3                     Seller shall, as soon as reasonably practicable and in any event by no later than three (3) Business Days after the receipt of the Purchase Price in full, issue an official receipt to the Purchasers.

4.                                      CONDITIONS

4.1                               The obligation of the Purchasers to consummate the Closing is subject to the fulfilment of the following conditions (the “Purchaser Conditions”), any of which may be waived by Purchaser 1:

4.1.1                     Sale Company having issued and allotted new shares to Seller such that the total issued share capital of Sale Company shall at Closing be 1,000 or such other number as may be mutually agreed by the Parties (for the avoidance of doubt, all such issued and outstanding shares of Sale Company immediately prior to the Closing Date shall be deemed the Sale Shares under this Agreement);

4.1.2                     Subject to Section 4.5, Seller having delivered to the Purchasers (i) the audited accounts of Sale Company for the financial year ended 31 December 2017 and for the six months ended 30 June 2018, each of which shall be covered by an unqualified opinion of one of the Big 4 Accountants that the financial statements of Sale Company give a true and fair view of the financial position, financial performance and cash flows of Sale Company as at and for the periods ending on the aforementioned dates (the “Audited Accounts”); and (ii) management accounts for the period from 1 July 2018 to the Closing Date (the “Management Accounts” and together with the Audited Accounts, the “Accounts”);

4.1.3                     Seller and Sale Company having performed and complied with all obligations under this Agreement that are required to be performed or complied with by it on or before the Closing in all material respects;

4.1.4                     all outstanding amounts under the Sale Company Note having been, at Seller’s sole discretion, repaid, capitalised and/or waived and all liability thereunder having been fully released by Seller; and

4.1.5                     the Seller’s Warranties remaining true and correct as of the Closing Date as though made on such date in all material respects.

4.2                               The obligation of Seller to consummate the Closing is subject to the fulfilment of the following conditions (the “Seller Conditions”, and together with Purchaser Conditions, the “Conditions”), any of which may be waived by Seller:

4.2.1                     the Purchasers having performed and complied with all obligations under this Agreement that are required to be performed or complied with by each of them on or before Closing in all material respects; and

4.2.2                     the Purchasers’ Warranties remaining true and correct as of the Closing Date as though made on such date in all material respects.

4.3                               Purchaser 1 may, at any time, waive in whole or in part any of the Purchaser Conditions by written notice to the Seller and Seller may, at any time, waive in whole or in part any of its Seller Conditions by written notice to Purchaser 1.

4.4                               Subject to Section 4.5, if, in respect of the Closing, Seller, on one hand, or the Purchasers on the other hand fail(s) to comply on the Closing Date with any obligation in Section 3.2 and/or Schedule G, the non-defaulting Party shall be entitled (in addition to and without prejudice to all other rights and remedies available, including the right to claim damages) by written notice to such defaulting Party to effect Closing so far as reasonably practicable having regard to the defaults which have occurred, or to fix a new date for Closing which is no later than reasonably necessary for such defaulting Party to remedy such default and in any event no later than thirty (30) calendar days following the original Closing Date, in which case the provision of Section 3.2 and/or Schedule G shall apply to the Closing as so deferred provided that such deferral may only occur once.

4.5                               Notwithstanding anything to the contrary in this Agreement, if, on the Closing Date, Seller is unable to or fails to deliver the Accounts, Seller shall be entitled to, by written notice to Purchasers, to fix a new date for Closing, at its discretion, which is no later than reasonably necessary for Seller to deliver all of the Accounts and in any event no later than thirty (30) calendar days following the original Closing Date, provided that such deferral may only occur once.

5.                                      TERM AND TERMINATION

5.1                               Term. The Parties hereby agree that this Agreement shall be effective as of the Effective Date and shall remain valid and binding on the Parties unless terminated by mutual consent in writing by Seller and Purchaser 1.

6.                                      WARRANTIES

6.1                               Seller’s Warranties. Seller hereby warrants to each Purchaser that the statements set forth in Schedule H (the “Seller’s Warranties”) are true and correct as of the Effective Date and immediately prior to Closing.

6.2                               Purchaser’s Warranties. Each Purchaser hereby severally, and not jointly and not jointly and severally, warrants to Seller that the statements set forth in Schedule I (the “Purchasers’ Warranties”) are true and correct as of the Effective Date and immediately prior to Closing.

7.                                      CERTAIN COVENANTS

7.1                               Pre-Closing obligations

Seller undertakes to procure that between the Effective Date and Closing, Sale Company shall not, without the prior written consent of the Purchasers, enter into any transaction (including but not limited to the disposal of any assets) or pass any shareholders or board resolutions or take any action other than as contemplated under this Agreement (including but not limited to the pre-Closing actions referred to in Section 4.1, Section 7.2 and Section 7.6 and any other actions reasonably necessary in order to satisfy the Purchaser Conditions as contemplated herein) or otherwise as reasonably required to maintain its corporate existence (including but not limited to the filing of Tax returns in accordance with Law).

7.2                               Repayment of Sale Company Note and Distribution.

7.2.1                     Seller and Sale Company acknowledge that the Sale Company Note is repayable, assignable and transferrable at any time prior to Closing.

7.2.2                     Prior to Closing, without prejudice to other actions which Sale Company may undertake in relation to Sale Company Note and the balance in its bank accounts:

(a)                                 Seller may demand Sale Company to repay, and Sale Company shall upon such demand repay all or any part of the outstanding amount under the Sale Company Note (the “Note Repayment Amount”). Such repayment shall be made by way of transfer of cash by Sale Company from the applicable bank account(s) of Sale Company equivalent to the Note Repayment Amount to one or more bank account(s) (the “Designated Bank Account”) as Seller shall notify Sale Company prior to the payment due date; and/or

(b)                                 Seller may capitalise or otherwise contribute into the share capital of Sale Company, all or any part of the outstanding amount under the Sale Company Note (the “Note Recapitalisation Amount”) in accordance with the applicable Laws; and/or

(c)                                  Seller may waive any outstanding amount under the Sale Company Note (the “Waived Amount”); and/or

(d)                                 to the extent permitted under the applicable Law, Sale Company may from time to time declare dividend in cash to Seller, up to the aggregate amount outstanding in the bank accounts of Sale Company.

7.2.3                     Each of Seller and Sale Company shall, subject to receipt of the Note Repayment Amount in the Designated Bank Account and/or capitalisation of the Note Recapitalisation Amount and/or waiver of the Waived Amount (as the case may be), prior to or at Closing, waive all its rights against each other and shall release each other from all liabilities under the Sale Company Note and the Sale Company Note shall therefore be satisfied, cancelled and/or terminated.

7.2.4                     With respect to only the Waived Amount, Seller agrees to hold and retain an amount equal to the Estimated Hong Kong Tax Amount in one or more bank account(s) of Seller, and, upon the Sale Company or any Purchaser presenting a tax assessment notice issued by the Hong Kong Inland Revenue Department to Sale Company in respect of the tax year in which Closing occurs, (a) to the extent such notice evidences an amount of Tax assessed upon the Waived Amount (the “Waived Amount Tax”) it shall release to the Purchasers (or the Sale Company if the Purchasers so direct) an amount equal to the lower of the Waived Amount Tax and the Estimated Hong Kong Tax Amount, and (b) it shall release to the Seller the balance after deduction (if any) of the amount to be released in (a) above, of the Estimated Hong Kong Tax Amount (if any). The Purchasers undertake to the Seller that it shall, and shall procure Sale Company to, comply with all applicable Laws in making all Tax filings with and disclosure to the Hong Kong Inland Revenue Department in connection to the Waived Amount in accordance with the requirements imposed by the Hong Kong Inland Revenue Department and applicable Law in Hong Kong.

7.3                               Reserved.

7.4                               PRC Transfer Taxes and Pre-Closing Taxes.

7.4.1                     Seller acknowledge that it is required to pay certain taxes pursuant to the Tax notice issued by the PRC State Administration of Taxation titled the “State Administration of Taxation’s Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises (State Administration of Taxation Bulletin [2015] No. 7)”, as may be amended or supplemented from time to time (“Announcement 7”) arising from a sale of the Sale Shares as required pursuant to Announcement 7 or such other Taxes shown as due and owing on any return in respect of Announcement 7 (the “PRC Withholding Taxes”), to the relevant governmental authorities. Seller further acknowledges that the Purchasers shall have no obligation to pay any Tax of any nature that is required by applicable Laws to be paid by Seller or any of its Affiliates or any of its direct and indirect partners, members and shareholders arising out of the transactions contemplated by this Agreement (other than, for the avoidance of doubt, any stamp duty payable in accordance with Section 7.7).

7.4.2                     Seller shall, as soon as reasonably practicable and in any event within thirty (30) days after the Effective Date, engage at its own cost and expense, any one of the Big 4 Accountants as its filing agent (the “Filing Agent”), to duly and properly make with the competent PRC Tax Authority the relevant Tax filings and disclosures that are required under applicable Laws (including Announcement 7) in connection with the sale and purchase of the Sale Shares contemplated by this Agreement, and shall, name the Purchasers as joint applicants in respect of such filing (for the avoidance of doubt, none of the filing documents shall require the approval or execution by the Purchasers and provided that naming the Purchasers as joint applicants will not result in the filing documents (or any subsequent submissions) having to require the approval or execution by the Purchasers). As soon as reasonably practicable after such filing, the Seller shall deliver to Purchaser 1 a copy of the acknowledgement of receipt in respect of such filing issued by the relevant PRC Tax Authority. Neither any Purchaser nor its Affiliates shall make any filings or disclosures with the competent PRC Tax Authority or otherwise communicate with any competent PRC Tax Authority in respect of the matters contemplated by this Agreement or any other matters relating to Seller’s Tax liabilities, without the prior written consent of Seller, unless (a) requested by a PRC Tax Authority, or (b) Seller has breached any of its obligations under this Section 7.4 (provided Purchasers have provided Seller prior written notice of any such breach).

7.4.3                     The Seller shall cause the Filing Agent to, on a monthly basis, give the Purchasers an update as to any development or progress in the assessment of any Taxes arising from Announcement 7 by the relevant PRC Tax Authority. Without prejudice to the foregoing, if the Seller or any of its Affiliates receives any notice or demand from any PRC Tax Authority in respect of the filing in relation to any matter set out in this Section 7.4, the Seller shall, as promptly as practicable provide a true and complete copy of such notice or demand to the Purchasers.

7.4.4                     Seller shall provide to the Purchasers with a copy of the official tax payment notice issued by the PRC Tax Authority, or other reasonable evidence of the PRC Tax Authority’s acceptance or confirmation of the Tax amount payable by Seller under Announcement 7 (the “Tax Assessment Notice”) as soon as reasonably practicable upon its receipt of such Tax Payment Notice. Seller shall, as soon as reasonably practicable after the assessment and final determination of Tax by the competent PRC Tax Authority pursuant to such Tax Assessment Notice, settle in full the payment of the Tax so assessed and finally determined as due and payable by Seller under Announcement 7 in connection with the sale and purchase of the Sale Shares contemplated by this Agreement (“Announcement 7 Tax Amount”) within the specified time period, and provide to the Purchasers evidence and supporting documents of the settlement and payment of such Announcement 7 Tax Amount (the “Tax Payment Certificate”).

7.5                               Indemnity.

7.5.1                     Following the Closing, Seller shall indemnify and hold harmless the Purchasers, the Sale Companies, their respective Affiliates and any of their agents, directors, officers, and employees (the “Purchaser Indemnitees”) against any (a) Losses or Taxes imposed on any Purchaser or Sale Company arising with respect to the transactions contemplated under this Agreement as a result of Seller’s failure to pay Taxes finally determined in respect of Announcement 7 (including without limitation Losses or Taxes in connection with the Sale Shares being assessed as having a tax basis in the hands of the Purchasers which is lower than the Purchase Price solely as a result of Seller’s failure to pay Taxes in respect of Announcement 7 in accordance with this Agreement), (b) Losses or Taxes of Sale Company for all taxable periods (or portions thereof) ending on or before the Closing Date, and (c) Losses or Taxes (including any Taxes as result of Announcement 7) arising from any transaction of Sale Company effected on or prior to Closing.

7.5.2                     Notwithstanding anything to the contrary in this Agreement, and other than in respect of fraud by Seller, Seller’s total liability to the Purchaser Indemnitees for all claims or Losses for all matters arising under or in connection with this Agreement shall not exceed in the aggregate, an amount equal to the Purchase Price actually received by Seller in respect of the Sale Shares.

7.6                               Deposit Amounts.

7.6.1                     The Parties hereby acknowledge that as at the Effective Date, Sale Company maintains one or more RMB-denominated cash deposit bank accounts in the PRC with a financial institution in the PRC (each, a “RMB Bank Account”), and/or one or more USD-denominated cash deposit accounts in Hong Kong with a financial institution in Hong Kong (each a “HK Bank Account”, and together with the RMB Bank Accounts, the “Bank Accounts”), the details of which are set forth in Schedule F. The total cash balance in each Bank Account as of the Effective Date (except as otherwise noted therein) is set forth in Schedule F.

7.6.2                     The Parties hereby acknowledge and agree that (i) to the extent not remitted out of the following accounts prior to the Closing Date, the total cash in the RMB Bank Accounts of Sale Company as of the Closing Date, including any interest earned prior to, on and after the Closing Date (such amount, the “RMB Deposit Amount”), the total cash in the HK Bank Account of Sale Company as of the Closing Date, including any related interest earned prior to, on and after the Closing Date (such amount, the “HK Deposit Amount”, together with the RMB Deposit Amount, the “Deposit Amounts”) are expressly excluded from, and shall not be deemed to be part of, the purchase and sale of the Sale Shares contemplated under this Agreement, (ii) the Deposit Amounts of Sale Company are beneficially owned by Seller, and (iii) Sale Company agrees to, and the Purchasers agree to cause Sale Company to, hold such Deposit Amounts in trust for the benefit of Seller and (iv) without the prior written consent of Seller, the Purchaser will not claim, use, transfer, dispose of or otherwise exploit the Deposit Amounts or set off or cause to be set off any other amount or obligation that may be owed to any Purchaser or otherwise against Sale Company’s RMB Deposit Amount, HK Deposit Amount or the Remitted Funds.

7.6.3                     The Sale Company shall, at the expense and commercially reasonable direction of Seller, seek any applicable PRC tax and regulatory approvals required to effect the conversion and remittance of the Remitted Funds (as defined below) to the applicable Seller and, as promptly as legally permissible and practicable (unless otherwise instructed in writing by the relevant Seller), from time to time in one or more transactions, (i) convert the RMB Deposit Amount into USD (at such time and at such applicable exchange rates as instructed by Seller), and (ii) thereafter cause such funds and all funds in Sale Company’s HK Bank Account (collectively, the “Remitted Funds”) to be paid to Seller, in each case until all of the Deposit Amounts has been remitted to Seller.

7.6.4                     In furtherance of, but without limiting the generality of, the foregoing, the nominees of Seller shall remain as authorized signatories of its Bank Accounts, it being intended and agreed by the Parties that Seller shall retain control in respect of the operation of, deposit of funds to, payment of items from, withdrawal of funds from (including, without limitation, the timing of, and any applicable exchange rates to be applied, in connection with any such withdrawals), disposition of funds on deposit in or other transactions and matters related to or associated with, its Bank Accounts and the Deposit Amounts, provided that such nominees shall, and Seller shall procure its nominees to, comply with all applicable Laws at all times. At the Closing, Sale Company may, subject to applicable bank requirements, (i) cause the authorized signatory(ies) of its HK Bank Account sign one or more payment instructions (to be acknowledged by the Purchaser) in a form to be approved by Purchaser 1 prior to Closing (which approval shall not be unreasonably withheld or delayed) (“Remitted Funds Payment Instructions”), pursuant to which Sale Company shall instruct the financial institution at which Sale Company has its HK Bank Account to remit by wire transfer any Remitted Funds from time to time standing to the credit of its HK Bank Account to Seller and (ii) enter into with Seller and financial institution a deed of assignment and/or any other agreement at the reasonable written request of Seller (in each case to be also entered into and acknowledged by the Purchaser) in a form to be approved by the Purchasers (which approval shall not be unreasonably withheld or delayed) prior to Closing, pursuant to which Sale Company shall assign the balance from time to time standing to the credit of its RMB Bank Accounts, HK Bank Account to Seller as security for the payment of the applicable Remitted Funds to Seller until all of Sale Company’s Deposit Amounts has been remitted to Seller (“Deed of Assignment”). The Purchasers shall, upon the reasonable written request of Seller, do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, in order to carry out the intent and accomplish the purposes of this Section 7.6. Seller agrees that it will exercise its power as the authorized signatory of Sale Company’s RMB Bank Accounts, HK Bank Account, and exert its control over Sale Company’s RMB Deposit Amount and HK Deposit Amount, in all events in accordance with applicable Law and this Section 7.6.

7.6.5                     The Purchasers agree that, until all of Sale Company’s Deposit Amounts have been remitted to Seller in accordance with this Section 7.6, they shall not, and shall cause Sale Company (on or after the Closing) not to, (i) directly or indirectly, take possession of, take control of, use, dispose of, deal with or otherwise exploit any RMB Deposit Amount, HK Deposit Amount or Remitted Funds, or set off or cause to be set off any other amount or obligation that may be owed to any Purchaser or otherwise against Sale Company’s RMB Deposit Amount, HK Deposit Amount or Remitted Funds; (ii) withdraw, revoke, invalidate, deny or otherwise refuse to acknowledge the Remitted Funds Payment Instructions or the Deed of Assignment or act pursuant to such Remitted Funds Payment Instructions or Deed of Assignment; or (iii) agree to any waiver or amendment of the terms of which any Bank Account of Sale Company is maintained.

7.6.6                     As soon as reasonably practicable following completion of the remittance of Sale Company’s Deposit Amounts to Seller, Seller shall, and shall cause its nominees to, do such things as are necessary to close the Bank Accounts of Sale Company.

7.6.7                     Seller shall pay (or reimburse Purchasers, if applicable) all fees, charges, costs, and expenses incurred in connection with its Bank Accounts, whether chargeable by the applicable bank or any other third party, including but not limited to the transactions contemplated under this Section 7.6. Seller shall indemnify and hold harmless the Purchasers and Sale Company from and against all Losses as a result of any transactions performed (or requested by Seller to be performed) by the Purchasers in accordance with the terms of this Section 7.6.

7.7                               Stamp Duty.

7.7.1                     The Purchasers (in their Pro Rata Share), on the one hand, and Seller, on the other hand, shall be equally responsible for the stamp duty payable to the Hong Kong Inland Revenue Department, if any, in connection with the purchase and sale of the Sale Shares.

7.7.2                     On or before the close of the Business Day immediately following Closing, the Purchasers shall submit the original instruments of transfer and bought and sold notes in respect of the Sale Shares to the Hong Kong Inland Revenue Department for adjudication of stamp duty and the Purchasers, on one hand, and Seller, on the other hand, shall to the extent reasonable cooperate with the other with respect to the preparation and filing of the relevant documents for stamping original instruments of transfer and bought and sold notes in respect of the Sale Shares as may be required.

7.7.3                     Following such time the Hong Kong Inland Revenue Department has assessed the stamp duty payable to the Hong Kong Inland Revenue Department, if any, in connection with the purchase and sale of the Sale Shares, the Purchasers (in their Pro Rata Share), on the one hand, and Seller, on the other hand, shall pay their respective portion of the stamp duty as soon as reasonably practicable upon such assessment by issuing a cheque in favour of “The Government of the Hong Kong Special Administrative Region”, and in any event within the time period required by the Hong Kong Inland Revenue Department.

7.7.4                     Prior to Closing, the Purchasers and Seller may mutually agree on a preliminary estimate of the minimum amount of Seller’s portion of the stamp duty payable, and mutually agree to deduct such amount from the Purchase Price otherwise payable to Seller, provided that the Purchasers use such deducted amount for payment, on Seller’s behalf, of the corresponding amount of Seller’s portion of the stamp duty payable.

7.8                               Holding of Estimated Announcement 7 Tax Amount.

7.8.1                     Seller agrees to, on and from Closing, hold and retain, from the Remitted Funds actually remitted to and received by the Seller in accordance with Section 7.6.3 and/or from the Purchase Price received by the Seller, an amount equal to the Estimated Announcement 7 Tax Amount until such time as provided in this Section 7.8, in one or more USD-denominated bank account(s) of Seller.

7.8.2                     For purposes of this Agreement, “Estimated Announcement 7 Tax Amount” means an amount equal to USD 15,753,025.62.

7.8.3                     (a) Upon delivery of the Tax Assessment Notice to the Purchasers pursuant to Section 7.4.4, Seller shall be entitled to release up to the full amount of the Estimated Announcement 7 Tax Amount from its banks account(s) provided that such amount is used solely for the payment of the Announcement 7 Tax Amount pursuant to Section 7.4.4 and (b) upon delivery of the Tax Payment Certificate to the Purchaser, the balance, if any, may be released by Seller.

7.8.4                     Seller shall provide monthly bank account statements in respect of the Estimated Announcement 7 Tax Amount being held in such accounts pursuant to this Section 7.8.

8.                                      CONFIDENTIAL INFORMATION

8.1                               Unless otherwise permitted under this Section 8, no Party shall, without the other Parties’ prior written consent (not to be unreasonably withheld, conditioned or delayed), disclose:

8.1.1                     the existence or terms of this Agreement;

8.1.2                     the business, financial or other affairs (including future plans and targets) of any Seller or Sale Company; or

8.1.3                     any discussions or negotiations with regard to this Agreement,

(the “Confidential Information”).

8.2                               No Party shall use the other Parties’ Confidential Information except to the extent necessary or required to perform this Agreement.

8.3                               Disclosure of Confidential Information may be made to a Party’s officers, employees, contractors, professional advisers, consultants and other agents if such disclosure is reasonably necessary to advise on this Agreement and the transaction as a whole, on the condition that the disclosing Party is responsible for procuring that the relevant third party complies with its obligations under this Section 8.

8.4                               Disclosure of Confidential Information may be made by any Purchaser or any Seller to its respective Affiliates and in the case of Seller, Seller’s Affiliates, for the purpose of this Section 8 include, the investors of the funds advised or managed by Seller’s Affiliates, limited partners or any of its or its Affiliates’ or limited partners’ respective officers, employees, contractors, professional advisers, consultants and other agents in connection with the transactions contemplated by this Agreement, on the condition that the disclosing Party is responsible for procuring that the relevant third party complies with its obligations under this Section 8.

8.5                               The obligations of confidentiality under this Section 8 do not apply to information which is:

8.5.1                     publicly available, other than as a result of a breach of this Agreement;

8.5.2                     lawfully available to a Party from a third party who was not subject to any confidentiality restriction prior to the disclosure of such Confidential Information; or

8.5.3                     required to be disclosed by Law, regulation or by Order or ruling of a court or administrative body of a competent jurisdiction or by the rules of a recognized stock exchange or any regulatory body to which any Party submits (but in which case to the absolute minimum necessary) provided that the disclosing Party shall use its best endeavors, to the extent permitted to do so by Law, the court or the authority requiring disclosure, to first consult fully with the other Parties to which the Confidential Information relates to establish whether and, if so, how far it is possible to prevent or restrict such enforced disclosure and, at the other Parties’ expense, take all steps as it may require to achieve prevention or restriction.

8.6                               The confidentiality obligations contained in this Section 8 shall survive Closing and shall remain in effect and be binding on each Party for a period of two (2) years after the earlier of Closing and termination of this Agreement.

8.7                               Press Release. No Party shall make or issue any formal or informal public announcement or press release which makes reference to the consummation of the transactions contemplated under, or the terms and conditions of, this Agreement or any of the matters referred to herein or therein, including the discussion between the Parties, without the prior written consent of the other Parties.

9.                                      MISCELLANEOUS

9.1                               Notices. All notices, waivers and other communications given or made pursuant hereto (“Notices”) shall be in writing and shall be deemed effectively given: (i) upon actual delivery at the address of the Party to be notified, provided that it is delivered in person or by reputable international courier, (ii) when sent by electronic mail, without any delivery failure or similar error message, between 9:00 a.m. and 5:30 p.m. on a Business Day (and if not sent during such period, then delivery shall be deemed to have occurred as of 9:00 a.m. on the next Business Day); or (iii) when sent by facsimile transmission to the Party to be notified between 9:00 a.m. and 5:30 p.m. on a Business Day (and if not sent during such period, then delivery shall be deemed to have occurred as of 9:00 a.m. on the next Business Day), provided that the sender has received a receipt indicating proper transmission. The occurrence of any event set forth in sub-clause (i), (ii) or (iii) above shall constitute “delivery” of notice under this Agreement. All notices and other communications shall be sent to the Parties pursuant to the contact information provided in Schedule C (or to such amended contact information of a Party that is duly notified in writing by such Party giving five (5) Business Days’ notice to the other Party).

9.2                               Further Assurances. Each of the Parties to this Agreement shall from time to time execute and deliver all such further documents and do all acts and things as the other Parties may reasonably require to effectively carry out the full intent and meaning of this Agreement and to complete the transactions contemplated hereunder.

9.3                               Amendments. No modification or amendment to this Agreement shall be valid or binding unless made in writing and duly executed by the Seller and the Purchaser 1.

9.4                               Assignment.

This Agreement and the rights and obligations hereunder shall bind and inure to the benefit of the respective successors by operation of Law or permitted assigns of the Parties. A Party shall not assign or transfer any of its rights and obligations hereunder to any other Person without the prior written consent of the other Parties.

9.5                               Waiver of Rights. A delay in exercising, or failure to exercise, any right or remedy under this Agreement does not constitute a waiver of such or other rights or remedies nor will operate so as to bar the exercise or enforcement thereof nor will be treated as an affirmation of this Agreement. No single or partial exercise of any right or remedy under this Agreement will prevent further or other exercise of such or other rights or remedies. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective.

9.6                               Specific Performance. This Agreement shall be specifically enforceable at the instance of any Party. The Parties agree that a non-defaulting Party may suffer immediate, material, immeasurable, continuing and irreparable damage and harm in the event of any material breach of this Agreement and the remedies at Law in respect of such breach may be inadequate and that such non-defaulting Party shall be entitled to seek specific performance against the defaulting Party for performance of its obligations under this Agreement in addition to any and all other legal or equitable remedies available to it.

9.7                               Governing Law and Dispute Resolution.

9.7.1                     This Agreement shall be governed and construed in accordance with the laws of Hong Kong without giving effect to its conflict of law principles.

9.7.2                     Any dispute, controversy or claim arising out of or in connection with this Agreement, including any question regarding its existence, validity, interpretation, breach or termination shall be referred to and finally resolved by arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules (“Rules”), which Rules are deemed to be incorporated by reference into this section.

9.8                               Entire Agreement. This Agreement constitutes the entire agreement between the Parties hereto relating to the subject matter hereof. It supersedes any and all other agreements and term sheets, either oral, implied or in writing, between the Parties with respect to the subject matter herein.

9.9                               Costs and Expenses. Except as otherwise provided herein, each Party shall bear its own expenses, including legal costs, incurred in preparing this Agreement and in relation to the transactions contemplated in this Agreement.

9.10                        Partial Invalidity. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent for any reason including by reason of any Law, the remainder of this Agreement and the application of such provision to persons or circumstances other than those which are held to be invalid or unenforceable shall not be affected thereby, and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by Law. Any invalid or unenforceable provision of this Agreement shall be replaced with a provision which is valid and enforceable and most nearly reflects the original intent of the unenforceable provision.

9.11                        Counterparts. This Agreement may be executed in any number of counterparts, including by electronic delivery and portable document format (.pdf), and all such counterparts taken together shall be deemed to constitute one and the same instrument.

9.12                        No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the Parties and their respective successors by operation of Law and permitted assigns. A Person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce any of its terms.

9.13                        Time of the Essence. Time is of the essence in the performance of the Parties’ respective obligations hereunder and all dates and times specified in this Agreement shall be strictly enforced. If any time period specified herein is extended, such extended time shall also be of the essence.

9.14                        Several Obligations. The Parties acknowledge and agree that, for the avoidance of doubt:

9.14.1              unless otherwise stated in this Agreement, the obligations of each Purchaser in this Agreement are several from the obligations of the other Purchaser, and the failure of a Purchaser to satisfy of its respective obligations shall not affect the obligations of the other Parties to this Agreement; and

9.14.2              notwithstanding anything to the contrary in this Agreement , Purchaser 1 hereby unconditionally and irrevocably guarantees to Seller the punctual performance by Purchaser 2 of all of its obligations under this Agreement and undertakes to Seller that (i) whenever Purchaser 2 does not pay or cause to be paid any amount when due under this Agreement, Purchaser 1 shall immediately on first demand pay such amount as if it was the principal obligor, and (ii) whenever Purchaser 2 fails to perform or cause to be performed its other obligations under this Agreement, Purchaser 1 shall immediately on demand perform (or procure performance of) and satisfy (or procure the satisfaction of) that obligation, so that the same benefits are conferred on Seller as it would have received if such obligation had been performed and satisfied by Purchaser 2. The guarantee under this Section 9.14.2 is a continuing guarantee and will extend to the ultimate balance of sums payable by Purchaser 2 under this Agreement, regardless of any intermediate payment or discharge. Purchaser 1 waives any right which it may have to first require Seller to proceed against Purchaser 2 before claiming from Purchaser 1 under this Section 9.14.2.

9.15                        Waiver of Conflicts; Privilege.

9.15.1              Each of the Parties acknowledges and agrees that Goodwin Procter LLP and its affiliated firms (“Goodwin”) has acted as counsel to Seller and, as of immediately prior to Closing, Sale Company in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.

9.15.2              Each of the Purchasers hereby consents and agrees to, and agrees to cause Sale Company to consent and agree to, Goodwin representing Seller after the Closing, including with respect to disputes in which the interests of Seller may be directly adverse to either Purchaser (including Sale Company), even though Goodwin may have represented Sale Company in a matter substantially related to any such dispute, or may be handling ongoing matters for Sale Company. Each of the Purchasers further consents and agrees to, and agrees to cause Sale Company to consent and agree to, the communication by Goodwin to Seller in connection with any such representation of any fact known to Goodwin arising by reason of Goodwin’s prior representation of Sale Company.

9.15.3              In connection with the foregoing, each of the Purchasers hereby irrevocably waives and agrees not to assert, and agrees to cause Sale Company to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Goodwin’s prior representation of Sale Company, and (ii) Goodwin’s representation of Seller, in each case both prior to and after the Closing.

9.15.4              Each of the Purchasers further agrees, on behalf of itself and, after the Closing, on behalf of Sale Company, that all communications in any form or format whatsoever between or among any of Goodwin, Sale Company, and/or Seller, or any of their respective directors, officers employees or other representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned and controlled collectively by Seller and shall not pass to or be claimed by either Purchaser or Sale Company. All Deal Communications that are attorney-client privileged shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Seller, shall be controlled by the Seller and shall not pass to or be claimed by either Purchaser or Sale Company.

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IN WITNESS WHEREOF, the Parties have each caused this Agreement to be duly executed and delivered on the Effective Date.

PURCHASER 1

Alibaba Investment Limited

By:	/s/ Timothy Alexander Steinert
Name: Timothy Alexander Steinert
Title: Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have each caused this Agreement to be duly executed and delivered on the Effective Date.

PURCHASER 2

New Retail Strategic Opportunities Fund, L.P.

[Signature Page to Share Purchase Agreement]

SELLER

Giovanna Investment Cayman Limited

By:	/s/ Norma R. Kuntz
Name:Norma R. Kuntz
Title: Director

SALE COMPANY

Giovanna Investment Hong Kong Limited

By:	/s/ Norma R. Kuntz
Name: Norma R. Kuntz
Title: Director

[Signature Page to Share Purchase Agreement]

SCHEDULE A

SCHEDULE OF DEFINITIONS

“2016 Audited Accounts” means the audited accounts of the Sale Company for the financial year ended 31 December 2016.

“Affiliate” shall mean, with respect to any Person, any company, corporation, association or other Person, which, directly or indirectly, Controls, is Controlled by, or is under common Control with, such Person. The Parties agree that without limitation to the foregoing, the Purchaser’s Affiliates shall include any funds managed or advised by a Purchaser or any of its Affiliates;

“Agreement” shall mean this Share Purchase Agreement, as amended from time to time, together with the recitals and any Schedules attached hereto.

“Anti-Corruption Laws” means laws or regulations relating to anti-bribery or anti-corruption that apply to the business and dealings of Seller and/or Sale Company (as applicable) including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010;

“Big 4 Accountants” means any one of Deloitte Touche Tohmatsu, Ernst & Young, KPMG and PricewaterhouseCoopers or their respective PRC domestic Affiliates;

“Business Day” shall mean a day (other than a Saturday, a Sunday or a public holiday) on which commercial banks are open for business in the Cayman Islands, the PRC, Hong Kong and the State of New York.

“Closing” shall mean, the completion of the sale and purchase of the Sale Shares in respect of Sale Company by the performance by the Parties of their respective obligations in accordance with Section 3.

“Consent” means any consent, approval, authorization, release, waiver, permit, grant, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Authority.

“Control” (including with correlative meaning, the terms “Controls”, “Controlled by” and “under common Control with”) shall mean with respect to a Person (i) the ownership or control of more than 50% (fifty percent) of the voting rights or of the issued share capital (or comparable equity interests) of such Person, (ii) the right to appoint and/or remove all or the majority of the members of the board or other governing body of such Person, or (iii) the power to direct or cause the direction of the management, and exercise significant influence on the management or policies of such Person, in each case whether such ownership, control, right or power is obtained or exercised directly or indirectly, acting alone or together with another Person, and whether obtained by ownership of share capital, the possession of voting rights, through contract, pursuant to applicable Law or otherwise.

“DBS Financing Documents” shall mean, with respect to a Sale Company, the financing-related agreements to which Sale Company was a party, relating to the provision of debt financing by DBS Bank Ltd. and its Affiliates (“DBS”) to an Affiliate of the Portfolio Company and the granting of security by Sale Company to DBS in respect of such debt financing, including, without limitation, a Debenture dated April 30, 2015 executed by Sale Company in favour of DBS, and other ancillary documents.

“Encumbrance” means any mortgage, claim, charge (fixed or floating), pledge, lien, hypothecation, guarantee, right of set-off, trust, assignment, right of first refusal, right of pre-emption, option, restriction or other encumbrance or any legal or equitable third party right or interest including any security interest of any kind or any type of preferential arrangement (or any like agreement or arrangement creating any of the same or having similar effect);

“Estimated Hong Kong Tax Amount” means an amount equal to 16.5% of the Waived Amount;

“Governmental Authority” means any nation or government or any federation, province or state or any other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the PRC, Hong Kong or any other country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization;

“Knowledge” shall mean the knowledge of a Person, after making reasonable and due inquiry.

“Law” shall mean all statutes, enactments, acts of legislature or parliament, laws, ordinances, rules, bye-laws, regulations, notifications, guidelines, policies, directions, directives, interpretation of, or agreements with, any Governmental Authority and Orders and, if applicable, international treaties and regulations, in each case as amended from time to time.

“Losses” shall mean all claims, losses, liabilities, damages, costs and expenses, including, without limitation, reasonable attorneys’ fees; provided, that (i) Losses shall not include special damages or punitive damages, and (ii) for purposes of computing Losses, there shall be deducted an amount equal to the amount of any reimbursements and any Tax benefits, received or receivable in connection with such Losses or the circumstances giving rise thereto.

“Order” shall mean any order, injunction, judgment, decree, ruling, writ, assessment or award of a court, arbitration body or panel or other any Governmental Authority.

“Ordinary Shares” shall mean ordinary shares of the Portfolio Company.

“Person” shall mean any natural person, limited or unlimited liability company, corporation, partnership (whether limited or unlimited), proprietorship, trust, union, association, Governmental Authority or any agency or political subdivision thereof or any other entity that may be treated as a person under Law.

“Portfolio Company Restructuring Documents” shall mean, with respect to a Sale Company, the restructuring-related agreements to which Sale Company was a party, relating to the privatization of the Portfolio Company from a U.S. stock exchange to its listing on Shenzhen Stock Exchange, including, without limitation, certain Share Transfer Agreements by and among Sale Company, certain Affiliates of the Portfolio Company in the PRC and the other parties thereto, a Joint Venture Operation Agreement dated April 2, 2015 by and among such Sale Company, Focus Media (China) Holding Limited and other parties thereto, a Joint Venture Operation Agreement dated April 29, 2015 by and among such Sale Company, Focus Media (China) Holding Limited and other parties thereto, and other ancillary documents.

“Portfolio Company Securities” shall mean the Ordinary Shares held by the Sale Company in the Portfolio Company which are more particularly detailed in Schedule D hereto.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement excludes Hong Kong, Taiwan, and Macau.

“Pro-rata Share” means, with respect to each Purchaser, such proportion specified opposite its name in Schedule B.

“Prohibited Person” means any Person that is a target of or subject to any economic sanction administered by the United States government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), U.S. Department of State, and U.S. Department of Commerce), the United Nations, the European Union, the United Kingdom, or any other relevant Governmental Authority. Without limiting the generality of the foregoing, Prohibited Persons includes (i) any Person named, or Affiliated with any Person named, on the United States Commerce Department’s Denied Parties List, Entities and Unverified Lists; the OFAC Specially Designated Nationals or Blocked Persons (“SDN”), Foreign Sanctions Evaders (“FSE”) and Sectoral Sanctions Identifications (“SSI”) lists; the Annex to Executive Order No. 13224; the Department of State’s Debarred List; (ii) a member of any PRC military organization; or (iii) any Person with whom business transactions, including exports and re-exports, are restricted by a U.S. Governmental Authority, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Public Official” means any (i) officers, employees, or other persons working in an official capacity on behalf of any Governmental Authority, including state-owned or state-controlled enterprises; (ii) political party representatives, political party officials, or candidates for political office; and (iii) officers, employees, or other persons working in an official capacity on behalf of any public international organization, such as the United Nations or the World Bank.

“Purchase Price” shall mean the aggregate consideration for the Sale Shares as set forth opposite Seller’s name under the heading “Purchase Price” in Schedule E of this Agreement.

“RMB” shall mean Renminbi, the official currency of the PRC.

“Sale Company Note” shall mean the non-negotiable promissory note dated August 28, 2015 of a principal amount of USD 1,286,963,666.71 issued by Sale Company as the maker to Seller as the payee.

“Sale Shares” means the shares in the share capital of Sale Company of Seller to be sold to the Purchasers pursuant to the terms of this Agreement and which are more particularly detailed in Schedule B hereto.

“Securities Trading Accounts” means all securities trading accounts in the name of Sale Company, which shall hold the Portfolio Company Securities at Closing, the details of which are set forth in Schedule D.

“Tax” or “Taxation” shall mean any national, state, local or municipal, or other tax (including any income tax and any fine, penalty, interest, cess and surcharges or addition to tax with respect thereto), in each case, imposed by a Governmental Authority.

“Tax Authority” means any taxing, fiscal or other authority in the PRC, Hong Kong, or any other jurisdiction competent to impose, collect or enforce any liability to Tax, including the Hong Kong Inland Revenue Department, and the State Administration of Taxation of the PRC and its local tax bureaus.

“Tax Returns” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, transfer pricing certificate and documents relating thereto, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance of applicable Tax Law, including any amendment thereof or attachment thereto.

“USD” shall mean United States Dollars, the lawful currency of the United States of America.